Exhibit 10.1

July 14, 2017

Michel Lagarde

Dear Michel:

This letter will confirm our offer to you of the position of Senior Vice President and President, Contract Development and Manufacturing of Thermo Fisher Scientific Inc. (“Thermo Fisher” or the “Company”) once the acquisition of Patheon N.V. (“Patheon”) by Thermo Fisher has been completed (the “Closing”). The financial terms of the offer are outlined in the attached (the “Term Sheet”) and are contingent upon the Closing and will only become effective at that time. This offer is also contingent upon formal approval by the Compensation Committee of the Company’s Board of Directors, which we expect to receive prior to the Closing.

Effective on the Closing, your employment agreement dated May 2, 2016 (the “Employment Agreement”) will remain largely in effect. Acceptance of this offer may cause certain aspects to be inconsistent with specific terms in your Employment Agreement (position title and location, for example). In such instances, the terms of this letter will govern until we have an opportunity to work with you to modify your Employment Agreement.

The position offered is a Senior Executive, Band 13 position, and in this role, you will report directly to Marc Casper, President and CEO. In addition, a recommendation will be made to the Company’s Board of Directors to elect you an Officer of Thermo Fisher as soon as practicable after the Closing. This position will be based in our Waltham, MA Corporate Headquarters and you will assume the role effective on the Closing.

Effective on the Closing, your annual salary will remain $750,000 annually, payable in regular installments consistent with Company practice. Your salary will be reviewed in the first quarter of 2018 and annually thereafter, to determine your eligibility for a merit increase.

Effective on the Closing, you will also be eligible to participate in the Thermo Fisher incentive bonus plan, which provides you the opportunity to earn additional compensation based on company and individual performance. Your target amount for annual incentive compensation will continue to be 100% of your base salary, subject to plan guidelines. To be eligible for a bonus payment, you must be actively employed at the time the bonuses are paid (which is usually during March of the year following the plan year).

In addition, effective upon the Closing, you will be eligible to participate in a Synergy Bonus Plan (the “Synergy Plan”) that we will develop prior to the Closing for select Patheon senior leaders, pursuant to which you would be eligible to earn up to $750,000. The Synergy Plan will include individual synergy objectives with one and two year cumulative company targets that must be achieved for individual payouts to be earned. Up to 50% of your individual target opportunity will be earned based on achievement of synergy objectives in calendar year 2018, and up to 50% of your individual target will be earned based on achievement of synergy objectives in calendar 2019. Additional information on the plan design and individual and company targets will be provided to you as we work with you on integration planning.

Your Patheon time-based RSUs and time-based Options that are unvested at Closing will be exchanged for grants of Thermo Fisher stock based on the terms and conditions contained in the Purchase and Sale agreement between Thermo Fisher and Patheon. The performance goals associated with your 2016 stock option grant will be deemed to have been achieved in full, and exchanged for Thermo Fisher stock options equal in calculated value to the value of your stock options at Closing, using mutually agreed methodologies. The resulting stock option grants will be granted at a price that approximates market value on the date of grant and will vest ratably over a two year period, with 50% vesting on each of the first and second anniversaries of the Closing. All unvested RSUs and options received as part of these exchanges will be accelerated and vested in full if, prior to the normal vesting, you terminate employment for Good Reason (consistent with the terms outlined in your Employment Agreement, and subject to our mutual agreement that the assumption of the offered position will not constitute Good Reason), death or disability, or if you are involuntarily terminated without Cause.

A recommendation will be made to the appropriate committee of the Company’s Board of Directors to approve the issuance to you of an equity award with a calculated value of $2,500,000. The recommendation will consist of 50% stock options and 50% time-based restricted stock units (“TRSUs”). The stock options will be granted at a price that approximates market value on the date of grant. This recommendation will be submitted for approval as soon as practicable following the Closing. The grants will be effective on the date of approval.

The options are 7 year options, vesting ratably over a four year period, with 25% vesting on each of the first through fourth anniversaries of the grant date. Vested options are exercisable at any time during the remainder of their seven year term.

The TRSUs vest over a 3½ year period, with 15% vesting six months following the grant date, and 25%, 30% and 30% vesting 18 months, 30 months, and 42 months following the grant date, respectively. The underlying shares will be delivered to you shortly after vesting (less applicable withholding taxes).

The options and TRSUs are subject to the terms and conditions of the applicable agreements and equity plan documents, which will be provided to you subsequent to the approval of the grants. You must be actively employed at the time of vesting for the options to be exercisable and for the TRSUs to be distributed.

Effective on the Closing, you will be eligible for additional long-term incentive grants annually, beginning with the 2018 cycle. Your targeted level of long-term incentives for 2018 will be a minimum of $1,000,000, and for 2019 will be $2,500,000. Your actual 2019 grant may be adjusted, up or down, based on a combination of company and business unit performance, and your individual contributions in your role.

Upon integration, your participation in the benefit programs offered by Patheon will end on the date you are covered under the Company’s similar standard benefit plans, with no gap in coverage for you or your dependent family members following the Closing. Your current benefit and executive perquisite offerings will be unchanged for at least one year, subject to local legal and governance requirements. Following integration, your benefits will be at least equal to all other Thermo Fisher executives in similar roles.

As an executive at Thermo Fisher, following integration, you will also be eligible for additional Company-paid life insurance and you will have the option to defer a portion of your compensation (salary and bonus) into the Company’s deferred compensation plan, which provides a 100% match on the first 6% of compensation deferred into the plan, subject to plan rules and restrictions. In addition, you may also be eligible for the Company-paid executive long-term disability (“LTD”) benefit, which can provide up to an additional $10,000 of monthly LTD benefit.

As a Band 13 Officer of Thermo Fisher, you will also be eligible effective upon the Closing to the benefits provided under the Company’s standard Executive Severance Policy, as amended (“TMO Severance Policy”) and standard Executive Change in Control Retention Agreement (“TMO CIC Agreement”). Your severance and change-in-control benefits will be at least equal to all other Thermo Fisher executives in similar roles.

In brief, under the TMO Severance Policy, you would be entitled to, among other benefits, severance pay equal to 1.5 times your base annual salary and target bonus at the time if your employment is terminated without “cause” (as defined in the policy). Your eligibility to receive severance benefits under the TMO Severance Policy is contingent upon your signing the Company’s Noncompetition Agreement at the time of the Closing.

Under the TMO CIC Agreement, you would be entitled to, among other benefits, severance pay equal to two times your base annual salary and target bonus at the time if your employment is terminated without “cause” or you terminate your employment with “good reason” within 18 months of a “change in control” of Thermo Fisher (as these terms are defined in the agreement).

During the period between the Closing and May 1, 2018, you will be eligible to receive severance benefits as described in your Employment Agreement and you will not be eligible for benefits under the TMO Severance Policy, which will begin on May 2, 2018, at which time your eligibility for the severance benefits under your Employment Agreement will cease. Your eligibility for benefits under the TMO CIC Agreement will begin upon the Closing.

Copies of the TMO Severance Policy, the TMO CIC Agreement, and the Noncompetition Agreement will be provided to you under separate cover.

We both acknowledge and agree that upon the effective date of the Closing, you will cease to be President of Patheon, and your acceptance of your new position may not be used by you in the future as the basis for your claiming “Good Reason” as that term is defined in your Employment Agreement. However, notwithstanding the waiver contained in the preceding sentence, we further agree that you have not waived your right to claim “Good Reason” if subsequent to the Closing and within 12 months following the Closing, the Company changes your new position or its duties or responsibilities, base salary or location in such a way that one or more of the conditions required to allow you to claim “Good Reason” would exist.

Thermo Fisher, as a government contractor, is required to maintain a drug free workplace. Therefore, this employment offer is conditional upon your passing a pre-employment drug test and a background investigation. In the event that the background investigation reveals information that, in the Company’s discretion, raises material concerns about your qualifications for the position, we will contact you to discuss our concerns, which if not resolved to our satisfaction, could result in a revocation of this offer or a termination of your employment.

In accordance with the Company’s standard employment practice, you will also be required to sign the Company’s Information and Invention Agreement, a copy of which will be provided to you.

Michel, our employees are committed to the success and growth of our business. At Thermo Fisher, we believe that our core values of Integrity, Intensity, Innovation and Involvement are the key to this success. We are very enthusiastic about the prospect of you joining our team and your commitment to our values. We are confident that your skills and experience will enable Thermo Fisher Scientific to maintain its premier position as the world leader in serving science.

You may accept our offer of employment by signing and returning this letter to Martin Van Walsum, Vice President, Executive Compensation at martin.vanwalsum@thermofisher.com.

Sincerely,

Marc Casper
President & CEO

Accepted and Agreed:

/s/ Michel Lagarde	Date: July 14, 2017

cc: Martin Van Walsum